FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, November 26, 2020

Ger. Gen. N° 23/2020

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.: SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, duly authorized, I hereby inform you of the following significant event: in its session held today, the Board of Directors of Enel Américas, agreed to distribute an interim dividend of US$ 0.000959327860769386 per share. Said amount corresponds to 15% of the net income of the Company as of September 30, 2020, determined based on the Financial Statements of the Company as of said date.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on January 22, 2021.

This dividend will be paid beginning January 29, 2021, to all shareholders of record at midnight of the fifth business day prior to the indicated date.

The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 15, 2021.

As set forth in Circular Letter No. 660 of 1986, I enclose herewith, the two forms related to the above-mentioned interim dividend.

Truly yours,

Maurizio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

c.c.:       Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago – Bondholders’ Representative

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Committee)

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE: RECEPTION OFFICE C.M.F.

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original information: YES 0.02 Dispatch Date: 11/26/2020 (MM DD YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

Dispatch Date:

1.01 Tax Number : 94,271,000-3. 1.02 Form. Original: 11/26/2020 (MM DD YY)

1.03 Company: ENEL AMÉRICAS S.A.

1.04 Securities Registry Nº: 175 1.05 Affected series: UNIQUE

1.06 Stock Exchange Code: ENELAM 1.07 Individualization of the movement: 102

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date : 11/26/2020 (MM DD YY)

2.02 Agreement Settlement : 3 (1:Ordinary Shareholders Meeting/ 2: Extraordinary Shareholders Meeting/3:Board Meeting)

2.03 Dividend amount: 72,991,718 2.04 Currency type: US$

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares: 76,086,311,036 3.02 Closing date: 01/23/2021 (MM DD YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend : _ 1_ (1:Interim/2:Definitive mandatory minimum/3 Definitive additional or eventual)

4.02 Year ended : 09/30/20 (MM DD YY)

4.03 Form of payment : 1 (1:In cash / 2:Optional in cash or shares of the issuance / 3:Optional in cash or shares of other companies / 4:Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: $0.00096/share 5.02 Currency type: US$. 5.03 Payment date: 01/29/21 (MM DD YY)

(CONTINUES OVERLEAF)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date : / / (MM DD YY)

6.02 Expiration Option date : / / (MM DD YY)

6.03 Date of the distribution of shares : / / (MM DD YY)

6.04 Series to choose : (Only if the option is based on shares of own issuance)

6.05 Shares post movement: (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer : (Only if the option is based on shares in which the Company is holder)

6.07 Ticker local Exchange : .

6.08 Factor of shares : shares to be received by one share with right

6.09 Share price : /share 6.10 Currency type : $ .

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the Net Income as of September 30, 2020.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from January 29, 2021, at any branch office of the bank informed by DCV Registros S.A. offices, in its role as administrator of Enel Américas S.A. Shareholders’ Registration, and shall be informed in the publication of the dividend announcement. This last mode will be also used for all those shareholders who have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

The attention of the shareholders in all aspects related to the payment of dividends shall be done at DCV Registros S.A. offices, located in Avenida Los Conquistadores 1730, 24th floor, Providencia, from Monday to Friday, from 9:00 to 14:00 hours. Due to the current circumstances derived from Covid 19, the days and hours of service could be modified, so we ask the shareholders to consult previously through the following e-mail: atencionaccionistas@dcv.cl.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on January 15, 2021.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: pursuant to the provisions of Circular Letter no. 660 of 1986 of the Superintendence of Securities and Insurance, current Financial Market Commission, number 5.01 of this Form has indicated as the amount in the United States of America dollars to be paid per share a number than has five decimal places, approaching the fifth decimal to the nearest integer. However, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is US$0.000959327860769386.

The aforementioned dividend will be paid in Chilean pesos, the legal currency, converted according to the Observed Dollar exchange rate published in the Official Gazette on January 22, 2021.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume any legal liability".

SIGNATURE OF LEGAL REPRESENTATIVE: __________________________

NAME OF LEGAL REPRESENTATIVE: MAURIZIO BEZZECCHERI, CHIEF EXECUTIVE OFFICER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: November 26, 2020